UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2020

Commission File Number 001-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

PETROBRAS ANNOUNCES REDEMPTION OF FIVE SERIES OF NOTES

RIO DE JANEIRO, BRAZIL – November 23, 2020 – Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) (NYSE: PBR) announces that its wholly-owned subsidiary Petrobras Global Finance B.V. (“PGF”) has delivered notices of redemption to the holders of the outstanding 5.375% Global Notes due 2021 (“5.375% Notes”), 8.375% Global Notes due 2021 (“8.375% Notes”), 3.750% Global Notes due 2021 (“3.750% Notes”), 6.125% Global Notes due 2022 (“6.125% Notes”) and 5.875% Global Notes due 2022 (“5.875% Notes” and, together with the 5.375% Notes, the 8.375% Notes, the 3.750% Notes and the 6.125% Notes, the “Notes”).

Title of Security	CUSIP	ISIN	Common Code	Aggregate Principal Amount to be Redeemed(1)
5.375% Global Notes due 2021	71645W AR2	US71645WAR25	N/A	US$960,699,000
8.375% Global Notes due 2021	71647N AP4	US71647NAP42	N/A	US$463,276,000
3.750% Global Notes due 2021	N/A	XS0982711987	098271198	€185,036,000
6.125% Global Notes due 2022	71647N AR0	US71647NAR08	N/A	US$222,607,000
5.875% Global Notes due 2022	N/A	XS0716979595	071697959	€154,172,000

(1) Aggregate principal amount outstanding as of the date of this announcement.

The redemption date for the Notes will be December 23, 2020 (“Redemption Date”).

The redemption price for the 5.375% Notes will be the greater of (A) 100% of the principal amount of such Notes and (B) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the Redemption Date) discounted to the Redemption Date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points (the “5.375% Notes Redemption Price”), plus in the case of each of clauses (A) and (B) above, accrued interest on the principal amount of such Notes from July 27, 2020 to (but not including) the Redemption Date. The 5.375% Notes Redemption Price will be determined and communicated to holders of the 5.375% Notes on the third Business Day preceding the Redemption Date.

The redemption price for the 8.375% Notes will be the greater of (A) 100% of the principal amount of such Notes and (B) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the Redemption Date) discounted to the Redemption Date on an annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points (the “8.375% Notes Redemption Price”), plus in the case of each of clauses (A) and (B) above, accrued interest on the principal amount of such Notes from November 23, 2020 to (but not including) the Redemption Date. The 8.375% Notes Redemption Price will be determined and communicated to holders of the 8.375% Notes on the third Business Day preceding the Redemption Date.

The redemption price for the 3.750% Notes will be the greater of (A) 100% of the principal amount of such Notes and (B) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the Redemption Date) discounted to the Redemption Date on an annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Bund Rate plus 35 basis points (the “3.750% Notes Redemption Price”), plus in the case of each of clauses (A) and (B) above, accrued interest on the principal amount of such Notes from January 14, 2020 to (but not including) the Redemption Date. The 3.750% Notes Redemption Price will be determined and communicated to holders of the 3.750% Notes on the third Business Day preceding the Redemption Date.

The redemption price for the 6.125% Notes will be the greater of (A) 100% of the principal amount of such Notes and (B) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the Redemption Date) discounted to the Redemption

Date on an annual basis (assuming a 360-day year consisting of twelve 30-day months) at, in each case, the Treasury Rate plus 50 basis points (the “6.125% Notes Redemption Price”), plus in the case of each of clauses (A) and (B) above, accrued interest on the principal amount of such Notes from July 17, 2020 to (but not including) the Redemption Date. The 6.125% Notes Redemption Price will be determined and communicated to holders of the 6.125% Notes on the third Business Day preceding the Redemption Date. The redemption price for the 5.875% Notes will be the greater of (A) 100% of the principal amount of such Notes and (B) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the Redemption Date) discounted to the Redemption Date on an annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Bund Rate plus 55 basis points (the “5.875% Notes Redemption Price”), plus in the case of each of clauses (A) and (B) above, accrued interest on the principal amount of such Notes from March 7, 2020 to (but not including) the Redemption Date. The 5.875% Notes Redemption Price will be determined and communicated to holders of the 5.875% Notes on the third Business Day preceding the Redemption Date.

The 5.375% Notes Redemption Price, the 8.375% Notes Redemption Price, the 3.750% Notes Redemption Price, the 6.125% Notes Redemption Price and the 5.875% Notes Redemption Price are hereby referred to as the “Redemption Prices”.

Payment on the 5.375% Notes, the 8.375% Notes and the 6.125% Notes will be made prior to 3:00 pm New York time and payment on the 3.750% Notes and the 5.875% Notes will be made prior to 12:00 pm London time, in each case on the business day preceding the Redemption Date by credit to the account of The Bank of New York Mellon, the trustee for the Notes (the “Trustee”), as paying agent for the Notes. For the 5.375% Notes, the 8.375% Notes and the 6.125% Notes, the Trustee will cause funds to be paid to The Depository Trust Company for further payment to its participants. For the 3.750% Notes and the 5.875% Notes, the Trustee will cause funds to be paid to The Bank of New York Mellon, London Branch, as common depositary for Clearstream and Euroclear, for further payment to its participants.

On the Redemption Date, the Redemption Prices, plus accrued interest, will become due and payable. Interest on the Notes will cease to accrue on and after the Redemption Date. Upon the redemption, the 5.375% Notes, the 8.375% Notes and the 6.125% Notes will cease to be listed on the New York Stock Exchange and the 3.750% Notes and the 5.875% Notes will cease to be listed on the Luxembourg Stock Exchange, and the Notes and the related guarantees by Petrobras will be cancelled and any obligation thereunder extinguished.

Because all of the Notes are held in book-entry form, payment of the Redemption Prices will be made directly to the registered holders.

PGF intends to fund the amounts necessary to redeem the Notes with available cash on hand.

For more information, please contact PGF by contacting Guilherme Saraiva, Finance Department, Manager of Capital Markets and Special Operations (telephone: +55 21 3224 3825; fax: +55 21 3224 4222; e-mail: petroinvest@petrobras.com.br) if you have any questions regarding this notice.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements are information of a non-historical nature or which relate to future events and are subject to risks and uncertainties. Petrobras undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/s/ Guilherme Rajime Takahashi Saraiva
Name: Guilherme Rajime Takahashi Saraiva
Title: Attorney-in-Fact
By:	/s/ Lucas Tavares de Mello
Name: Lucas Tavares de Mello
Title: Attorney-in-Fact

Date: November 23, 2020